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May 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE: RiverSource Life Insurance Company ("Company")
    RiverSource Variable Account 10 ("Registrant")
    Post-Effective Amendment No. 58 on Form N-4
         RAVA 5 Advantage Variable Annuity
         RAVA 5 Select Variable Annuity
         RAVA 5 Access Variable Annuity

File Nos. 333-79311/811-07355

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No.58 ("Amendment No. 58") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). This Amendment No.58 describes RAVA 5 Advantage, RAVA 5 Select and RAVA 5 Access Variable Annuity contracts, which are an enhanced version of the RiverSource Retirement Advisor 4 Advantage, RiverSource Retirement Advisor 4 Select and RiverSource Retirement Advisor 4 Access Variable Annuity contracts.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the new prospectus and Statement of Additional Information included in this Amendment No.58 are substantially similar to RiverSource Variable Account's Post-Effective Amendment No.10 to Registration Statement No. 333-139763 filed on or about Nov. 25, 2009. Registrant does not believe any problem areas exist that would warrant particular attention.

In this Amendment No. 58, the primary enhancements to the contracts include:

     -    Different mortality and expense risk fees calculation;

     -    Different purchase payment limits/rules;

     - Changes to existing death benefits and living benefits including different fees;

     - New Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages 2 rider;

     -    Other non material changes.

Registrant intends this filing to serve as a Template Filing for the RAVA 5 Advantage, RAVA 5 Select and RAVA 5 Access Variable Annuities New York that will be filed on Form N-4, File Nos. 333-91691/811-07623.

In addition, Registrant intends to introduce the new Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages 2 rider to certain other variable annuity contracts and intends this filing to serve as a Template


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Filing with respect to SecureSource Stages 2 rider for the following product filings which are all filed on Form N-4:

PRODUCT NAME                       1933 ACT #   1940 ACT #         REGISTRANT NAME          LIFE INSURANCE COMPANY NAME
------------                       ----------   ----------   ----------------------------   ---------------------------
RiverSource FlexChoice Select      333-139763   811-7195     RiverSource Variable Annuity   RiverSource Life Insurance
Variable Annuity                                             Account                        Company
RiverSource Signature One Select   333-139762   811-7195     RiverSource Variable Annuity   RiverSource Life Insurance
Variable Annuity                                             Account                        Company
RiverSource Signature Select       333-139760   811-7195     RiverSource Variable Annuity   RiverSource Life Insurance
Variable Annuity                                             Account                        Company
RiverSource Builder Select         333-139762   811-7195     RiverSource Variable Annuity   RiverSource Life Insurance
Variable Annuity                                             Account                        Company
RiverSource Innovations Select     333-139763   811-7195     RiverSource Variable Annuity   RiverSource Life Insurance
Variable Annuity                                             Account                        Company
RiverSource FlexChoice Select      333-144422   811-07511    RiverSource of New York        RiverSource Life Insurance
Variable Annuity                                             Variable Annuity Account 2     Co. of New York
RiverSource Innovations Select     333-139764   811-07511    RiverSource of New York        RiverSource Life Insurance
Variable Annuity                                             Variable Annuity Account 2     Co. of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 58 or if you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel and
Assistant Secretary